[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]

April 20, 2006

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Public Storage
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Public Storage, Inc., a California corporation (“Public Storage”), we transmit herewith by electronic transmission for filing under the Securities Act of 1933, as amended, Public Storage’s Registration Statement on Form S-4 (the “Registration Statement”), relating to up to 40,905,468 shares of common stock, par value $0.10 per share of Public Storage, proposed to be issued pursuant to the Agreement and Plan of Merger, dated as of March 6, 2006, by and among Public Storage, Shurgard Storage Centers, Inc., a Washington corporation (“Shurgard”) and ASKL Sub LLC, a Delaware limited liability company and indirect subsidiary of Public Storage (the “Merger Agreement”).

This Registration Statement contains a draft of the proxy statement/prospectus that will be delivered to Shurgard shareholders to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger, and to Public Storage shareholders to approve the merger and the transactions contemplated by the Merger Agreement, including the issuance of Public Storage common stock, and for other Public Storage annual meeting matters.

Sufficient funds have been deposited with the Securities and Exchange Commission to cover the filing fee of $322,982, calculated pursuant to Securities Act Rule 457 in the manner set forth in detail on the cover page of the Registration Statement.

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1314.

Very truly yours,

/s/ David E. Shapiro

David E. Shapiro

Enclosure